Exhibit 99.1

BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

WASHINGTON, DC 20551

October 22, 2013

J. Victor Peterson, Esq.

Lathrop & Gage LLP

155 North Wacker Drive

Suite 3050

Chicago, Illinois 60606

Dear Mr. Peterson:

The Board of Governors of the Federal Reserve System has reviewed the notice filed under the Change in Bank Control Act of 19781 (“CIBC Act”) by Gregory Mark Shepard (“Notificant”) to acquire 10 percent or more of the Class B shares of Donegal Group, Inc. (“Donegal”), Marietta, and thereby indirectly acquire shares of Union Community Bank (“Bank”), Lancaster, both of Pennsylvania, pursuant to the CIBC Act and section 238.33 of Regulation LL.2

Under the CIBC Act, the Board is required to review notices in light of specific statutory factors, including the competitive effects of the proposal; the financial condition of the acquiring person and the future prospects of the institution; the competence, experience, and integrity of persons acquiring shares of a savings and loan holding company; and potential adverse effects of the proposal on the Deposit Insurance Fund.3 In reviewing the statutory factors, the Board has reviewed information Notificant provided regarding his financial resources, the size of the proposed investment in Donegal, and the funding of the proposed investment. The Board also has considered the results of name checks, examination reports, and other supervisory information regarding Donegal and Bank, and information provided by Bank’s primary banking regulator, the Federal Deposit Insurance Corporation (“FDIC”).

As part of its consideration of Notificant’s competence, experience, and integrity, the Board reviewed relevant information contained in the notice and public sources, as well as supplemental information provided by Notificant. No information was found that would require the Board to disapprove the notice.

1 12 U.S.C. § 1817(j).

2 12 CFR 238.33.

3 12 U.S.C. § 1817(j)(7).

The Board has considered the notice in light of the other factors required to be considered. With regard to the competitive effects of the proposal, the Board has concluded that the proposed investment would not result in a monopoly or lessening of competition. As for the financial condition of Notificant and the future prospects of Bank, the Board has determined that Notificant’s financial condition is not likely to jeopardize the financial stability of Bank or prejudice the interests of Bank’s depositors. In that regard, the Board has confirmed that Notificant has the resources to purchase the shares proposed. Moreover, the current majority shareholder of Donegal would continue to control a majority of Donegal’s shares on consummation of the proposal. Further, the Board has not determined that the proposed investment would result in an adverse effect on the Deposit Insurance Fund. The FDIC and the Pennsylvania Department of Banking and Securities have advised the Board that they do not object to the proposal.

The Board received comments objecting to the notice from a commenter.4 Pursuant to the Board’s regulations, commenters lack standing to participate in CIBC Act proceedings, and comments on a notice filed pursuant to the CIBC Act are for informational purposes only.5 Nevertheless, during its review of the notice, the Board considered the issues raised by the commenter to the extent relevant to the factors for consideration under the CIBC Act.

Based on the facts of record, the Board has determined not to disapprove the notice. This determination is specifically conditioned on compliance with all commitments made by Notificant in connection with the notice. Commitments relied on by the Board in reaching this decision are deemed to be conditions imposed in writing by the Board in connection with its finding and decision and, as such, may be enforced in proceedings under applicable law.

4 The commenter stated that Notificant has a prior history of purchasing stock in publicly held insurance companies and of seeking to force the sale or merger of the companies. Notificant has represented that he would have no practical ability to force a merger or consolidation of Donegal because Notificant has no connection with Donegal’s parent company, Donegal Mutual Insurance Company, which owns shares with approximately 66 percent of the total voting power of Donegal stock. The commenter also stated that Notificant had failed to fully and accurately respond to the information requested in his Interagency Biographical and Financial Report (“IBFR”). Notificant provided additional information supplementing and supporting his IBFR responses. The commenter also expressed concerns regarding Notificant’s competence with respect to Notificant’s stewardship of an insurance company that was placed in liquidation. Notificant represented that the insolvency of an insurance company for which he served as chairman and chief executive officer resulted from a number of factors, including unexpected changes in the market, that were beyond his control. The Board consulted the insurance company’s primary regulator, which generally corroborated Notificant’s account of events and stated that the agency made no allegations against Notificant in connection with the insolvency nor did the insolvency implicate any wrongdoing by Notificant. Finally, the commenter argued that Notificant is not financially capable of purchasing the shares he proposes to purchase. As noted above, the Board has confirmed that Notificant has the resources to purchase the shares.

5 12 CFR 238.33(c)(7).

Additionally, any material change in the facts and representations made in the notice could result in a different conclusion and should be immediately reported to staff at the Federal Reserve Bank of Philadelphia (“Reserve Bank”).

Please advise the Reserve Bank in writing when the proposal has been consummated. If the proposal has not been consummated within one year of this date, or if its terms or conditions change, the Reserve Bank should be consulted to determine whether any additional action or notification is required.

The CIBC Act requires that, when a change in control occurs, each insured depository institution or depository institution holding company shall promptly report to the appropriate federal banking agency any change or replacement of its chief executive officer or any of its directors that occurs in the next 12 months, and shall provide a statement of the past and current business and professional affiliations of any new chief executive officer or directors.6 We would appreciate your cooperation in ensuring that, if any such changes occur, the required information is submitted to the Reserve Bank.

Very truly yours,

Margaret McCloskey Shanks Deputy Secretary of the Board

cc:	H. Robert Tillman, Assistant Vice President Federal Reserve Bank of Philadelphia David Pittinsky, Esq. Ballard Spahr LLP

6 12 U.S.C. § 1817(j)(12).